UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A [Rule 13d-101]
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 13) *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Embotelladora Andina S.A.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
None *
(CUSIP Number)
* CUSIP number for American Depositary Shares representing
Series A Common Stock is
29081P 20 4
CUSIP number for American Depositary Shares representing
Series B Common Stock is
29081P 30 3

Bernhard Goepelt
Senior Vice President, General Counsel and Chief Legal Counsel
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA COMPANY 58-0628465
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA EXPORT CORPORATION 13-1525101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* OO (limited liability company)

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA DE CHILE S.A. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

ATTACHMENT A

Coca-Cola de Chile S.A. (“CC Chile”) owns directly 67,938,179 shares of Series A Common Stock, no par value (“Series A Stock”), and 67,938,179 shares of Series B Common Stock, no par value (“Series B Stock”), of Embotelladora Andina S.A. (“Andina”).

Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca-Cola de Argentina S.A.) (“CC Argentina”) owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock of Andina.

CC Chile and CC Argentina are direct subsidiaries of The Coca‑Cola Export Corporation; and The Coca-Cola Export Corporation is a direct wholly owned subsidiary of The Coca‑Cola Company.

ATTACHMENT B

The reporting persons have been informed by Andina that a total of 473,289,301 shares of Series A Stock and a total of 473,281,303 shares of Series B Stock were outstanding as of August 18, 2014.

AMENDMENT NO. 13
TO
STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
OF THE
GENERAL RULES AND REGULATIONS
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

This Amendment No. 13 amends and supplements the original Schedule 13D filed on September 16, 1996 by The Coca-Cola Company and certain of its subsidiaries, as amended by Amendments No. 1 through No. 12 (as further amended by this Amendment No. 13, the “Schedule 13D”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca‑Cola Company (“KO”), KO’s direct wholly owned subsidiary The Coca‑Cola Export Corporation (“Export”), a Delaware corporation having its principal executive offices at One Coca‑Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676‑2121; and by KO’s indirect wholly owned subsidiaries Coca-Cola de Chile S.A. (“CC Chile”), a company organized under the laws of the Republic of Chile having its principal executive offices at Av. Presidente Kennedy 5757, Piso 12, Las Condes, Santiago, Chile, telephone 56 2 426 3000, and Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca‑Cola de Argentina S.A.) (“CC Argentina”), a limited liability company organized under the laws of the Republic of Argentina having its principal executive offices at Paraguay 733, 1057, Buenos Aires, Argentina, telephone 541‑319‑2000 (CC Argentina, CC Chile, Export and KO are herein collectively referred to as the “Reporting Persons”).

KO is the world's largest beverage company. KO owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages, but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. KO owns and markets four of the world's top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing KO's trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

AMENDMENT TO THE RESTATED SHAREHOLDERS’ AGREEMENT

As previously reported in Amendment No. 10 and Amendment No. 11, Interamerican, CC Chile and CC Argentina (the “KO Shareholders”); Freire and Los Aromos Limitada (the “Majority Shareholders”); and the following individuals who are beneficial owners of the Majority Shareholders: José Said Saffie, José Antonio Garcés Silva (senior), Gonzalo Said Handal, Alberto Hurtado Fuenzalida, Patricia Claro Marchant, María Soledad Chadwick Claro, Eduardo Chadwick Claro, María Carolina Chadwick Claro and María de la Luz Chadwick Hurtado (such individuals are collectively referred to as the “Majority Shareholders Partners”), entered into an Amended and Restated Shareholders' Agreement dated as of June 25, 2012, amended as of August 31, 2012 (the “Restated Shareholders' Agreement”) providing, among other things, for certain restrictions on the transfer, rights of first refusal, rights of first offer, put rights and preemptive rights with respect to shares of Andina capital stock and for certain corporate governance matters. Certain of the terms of the Restated Shareholders' Agreement are described in Amendment No. 10.

As previously reported in Amendment No. 11, pursuant to letters dated October 1, 2012, the following corporations spun-off from Freire One: Inversiones Freire Alfa S.A. (“Freire Alfa”), Inversiones Freire Beta S.A. (“Freire Beta”), Inversiones Freire Gamma S.A. (“Freire Gamma”) and Inversiones Freire Delta S.A. (“Freire Delta”), and the following corporations spun-off from Freire Two: Inversiones Freire Dos Alfa S.A. (“Freire Dos Alfa”), Inversiones Freire Dos Beta S.A. (“Freire Dos Beta”), Inversiones Freire Dos Gamma S.A. (“Freire Dos Gamma”) and Inversiones Freire Dos Delta S.A. (“Freire Dos Delta”), became members of the Freire Group under the Restated Shareholders' Agreement.

In addition, on December 26, 2012, Coca-Cola Interamerican Corporation, a wholly owned subsidiary of The Coca-Cola Company and CC Chile gave notice to the rest of the parties to the Restated Shareholders' Agreement that on that same date Interamerican transferred to CC Chile all of theshares owned by it subject to the Restated Shareholders Agreement pursuant to a permitted transfer under the Restated Shareholders' Agreement.

As contemplated by the Restated Shareholders' Agreement, Inversiones Las Aromos Limitada (“Los Aromos”) underwent a corporate restructuring (the “Aromos Restructuring”), as a result of which the following companies were spun off from Los Aromos: Inversiones Las Gaviotas Dos Limitada, Inversiones Playa Negra Dos Limitada, Inversiones El Campanario Limitada (formerly named Inversiones El Campanario Dos Limitada), Inversiones Las Viñas Dos Limitada, Inversiones Don Alfonso Limitada (formerly named Inversiones Don Alfonso Dos Limitada) and Inversiones Los Robles Dos Limitada (these companies jointly the “Aromos Group”) and acquired shares of Series A Stock of Andina by way of allocations made by Los Aromos, and as required by the Restated Shareholder’s Agreement, by letter dated on or about September 9, 2013, these companies agreed to be bound by the terms and provisions of the Restated Shareholders’ Agreement and to be deemed to be the successors of Los Aromos under the Restated Shareholder’s Agreement.

Further, the following corporate restructuring took place: Freire Alfa and Freire Dos Alfa merged into Inversiones SH Seis Limitada (“SH Seis”); Freire Beta and Freire Dos Beta merged into Inversiones Cabildo SpA (“Cabildo”); Freire Gamma was restructured and changed its name to Inversiones El Olivillo Limitada (“El Olivillo”); Freire Dos Gamma was restructured and changed its name to Inversiones Alerce Limitada (“Alerce”); Freire Delta merged into Inversiones Nueva Delta S.A. (“Nueva Delta”); and Freire Dos Delta merged into Inversiones Nueva Delta Dos S.A. (“Nueva Delta Dos”). As a result of this restructuring, SH Seis, Cabildo, El Olivillo, Alerce, Nueva Delta and Nueva Delta Dos (the “New Members of the Freire Group”) own shares of Series A Stock of Andina by way of allocations made by Freire Alfa, Freire Dos Alfa, Freire Beta, Freire Dos Beta, Freire Gamma, Freire Dos Gamma, Freire Delta and Freire Dos Delta, respectively.

The beneficial owners of SH Seis are Gonzalo Said Handal, Jaime Said Handal, Javier Said Handal, Bárbara Said Handal, Marisol Said Handal and Cristina Said Handal. The beneficial owners of Cabildo are José Said Saffie, Isabel Margarita Somavía Dittborn, Salvador Said Somavía, Isabel Said Somavía, Constanza Said Somavía and Loreto Said Somavía. The beneficial owners of El Olivillo and Alerce are Alberto Hurtado Fuenzalida, Pamerla Hurtado Berger and Madeline Hurtado Berger. The beneficial owners of Nueva Delta and Nueva Delta Dos are José Antonio Garcés Silva (senior), María Teresa Silva Silva, María Teresa Garcés Silva, María Paz Garcés Silva, José Antonio Garcés Silva (junior), Matías Alberto Garcés Silva and Andrés Sergio Garcés Silva.

Effective as of August 18, 2014, the KO Shareholders, the other parties to the Restated Shareholders Agreement and the New Members of the Freire Group, and their respective beneficial owners entered into a Second Amendment to Restated Shareholders’ Agreement, whereby the New Members of the Freire Group agreed to be bound by the terms and provisions of the Restated Shareholders’ Agreement, and each of the beneficial owners of the New Members of the Freire Group agreed to be bound by the undertakings of the Majority Shareholders Partners set forth in section 5.7 of the Restated Shareholders' Agreement.

A copy of the Second Amendment to the Restated Shareholders' Agreement and copies of the letters of adherence to the Restated Shareholders' Agreement are attached as Exhibits 99.2 and 99.3, respectively, and such documents are incorporated by reference herein.

AMENDMENT TO THE OPTION AGREEMENT

As previously reported in Amendment No. 11, the KO Shareholders, the Freire Group entities and Andina, among others, entered into a Stock Purchase Option Agreement and Custody Agreement dated as of September 5, 1996 (the “Option Agreement”), amended as of December 17, 1996, September 28, 2012 and October 1, 2012. Further, on December 26, 2012, an amendment of the Option Agreement was executed whereby as a consequence of the transfer by Interamerican to CC Chile of all of the shares subject to the Restated Shareholders' Agreement, as reported in Amendment No. 12, Interamerican transferred to CC Chile all its right and obligations (except as Depositary) under the Option Agreement.

As contemplated and required by the Option Agreement, and due to the Aromos Restructuring, by letter dated on or about September 9, 2013, the companies derived from the Aromos Restructuring, agreed to be bound by the terms and provisions of the Option Agreement and to be deemed to be the successors of Los Aromos under the Option Agreement.

Effective as of August 18, 2014, the KO Shareholders, the other parties to the Option Agreement and the New Members of the Freire Group, entered into an amendment of the Option Agreement, pursuant to which, among other matters, to expressly state that (i) SH Seis, Cabildo, Nueva Delta, and Nueva Delta Dos be added as parties to the Option Agreement, and that said corporations take on all rights granted to and obligations undertaken by, Freires Alfa, Freire Dos Alfa, Freire Beta, Freire Dos Beta, Freire Delta and Freire Dos Delta, as applicable, under the Option Agreement; and (ii) El Olivillo and Alerce are the successors of Freire Gamma and Freire Dos Gamma, and as such they are parties to the Option Agreement, and that all rights granted to and obligations undertaken by Freire Gamma and Freire Dos Gamma correspond to El Olivillo and Alerce, as applicable, under the Option Agreement.

A copy of the Amendment to Option Agreement, translated from Spanish, is attached as Exhibit 99.4, and copies of the letters of adherence to the Option Agreement, translated from Spanish, are attached as Exhibit 99.5, and such documents are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

EXHIBIT NO.	DESCRIPTION
Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Second Amendment to Amended and Restated Shareholders’ Agreement
Exhibit 99.3	Letters of Adherence to Amended and Restated Shareholders’ Agreement
Exhibit 99.4	Amendment to Option Agreement and Custody Agreement [Translated from Spanish]
Exhibit 99.5	Letters of Adherence to Option Agreement [Translated from Spanish]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2014	THE COCA-COLA COMPANY By: /s/ Bernhard Goepelt_______________________ Name: Bernhard Goepelt Title: Senior Vice President, General Counsel and Chief Legal Counsel

Date: August 18, 2014	THE COCA-COLA EXPORT CORPORATION By: /s/ Bernhard Goepelt_______________________ Name: Bernhard Goepelt Title: Vice President and General Counsel

Date: August 18, 2014	COCA-COLA INTERAMERICAN CORPORATION By: /s/ Robert J. Jordan. Jr._________________ Name: Robert J. Jordan, Jr. Title: Vice President and General Counsel

Date: August 18, 2014	COCA-COLA DE CHILE S.A. By: /s/ Jorge Gunduño Chavero Name: Jorge Gunduño Chavero Title: General Manager

Date: August 18, 2014	SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. By: /s/ John Murphy Name: John Murphy Title: Manager

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Second Amendment to Amended and Restated Shareholders' Agreement
Exhibit 99.3	Letters of Adherence to Amended and Restated Shareholders' Agreement
Exhibit 99.4	Amendment to Option Agreement and Custody Agreement [Translated from Spanish]
Exhibit 99.5	Letters of Adherence to Option Agreement [Translated from Spanish]